[ROPES & GRAY LETTERHEAD]

                                 April 25, 2000




Liberty Variable Investment Trust
One Financial Center
Boston, Massachusetts  02111


Ladies and Gentlemen:

         You have informed us that you propose to register under the Securities Act of 1933, as amended (the "Act"), and offer and sell from time to time shares of beneficial interest ("Shares") of the funds listed on Schedule A attached hereto (the "Funds"), each a series of Liberty Variable Investment Trust (the "Trust").

         We act as counsel for the Trust and have examined the Trust's Agreement and Declaration of Trust and amendments thereto on file at the office of the Secretary of the Commonwealth of Massachusetts (collectively, the "Agreement and Declaration of Trust") and the Trust's By-Laws. We have also examined such other documents as we deem necessary for the purpose of this opinion.

         We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state and federal laws regulating offerings and sales of securities.

         Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of each Fund has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

Liberty Variable Investment Trust     -2-                        April 25, 2000


         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees. The Agreement and Declaration of Trust provides for indemnification for all loss and expenses of any shareholder held personally liable solely by reason of being or having been a shareholder of the Trust. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A relating to such offering and sale.

                                  Very truly yours,


                                  /s/Ropes & Gray


MHODMA.ACTIVE;8249423;2

                                   Schedule A

Colonial  Growth and Income Fund,  Variable  Series
Stein Roe Global  Utilities Fund,  Variable Series
Colonial Small Cap Value Fund,  Variable Series
Colonial U.S.  Growth & Income Fund,  Variable  Series
Colonial  Strategic  Income Fund, Variable Series
Colonial High Yield  Securities  Fund,  Variable Series
Liberty All-Star Equity Fund,  Variable Series
Colonial  International  Fund for Growth, Variable  Series
Newport Tiger Fund,  Variable  Series
Colonial  International Horizons Fund,  Variable  Series
Colonial  Global Equity Fund,  Variable Series
Crabbe Huson Real Estate Investment Fund, Variable Series